UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	July 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 31, 2023, Bruush Oral Care Inc. (the “Company”) announced that it will effect a one-for-twenty five (1-for-25) reverse split of its common shares (the “Consolidation”).

Upon the opening of the market on August 1, 2023, the Company’s common shares and warrants will trade on the Nasdaq Capital Market (“Nasdaq”) on a post-Consolidation basis under the current symbols “BRSH” and “BRSHW”, respectively.

The Consolidation is primarily intended for the Company to regain compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). Nasdaq previously provided the Company until July 19, 2023 to regain compliance. On July 20, 2023, Nasdaq notified the Company that Nasdaq has determined that the Company’s securities will be delisted from Nasdaq in accordance with Listing Rules Listing Rule 5450(a)(1), 5810(c)(3)(A) and 5550(b)(1) unless the Company appeals the delisting determination. On July 27, 2023, the Company appealed such determination and requested a hearing. The hearing has been scheduled for September 21, 2023. To regain compliance, the closing bid price of the Company’s common shares must meet or exceed $1.00 per share for a minimum of ten consecutive trading days during this period. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Requirement.

The Consolidation will reduce the number of issued and outstanding common shares of the Company from 12,784,209 to 511,368 and will affect all outstanding common shares. Every twenty five (25) outstanding common shares will be combined into and automatically become one post-Consolidation common share. If any fractional common shares are created as a result of the Consolidation, any fractional common share less than 0.50 will be cancelled and any fractional common share greater than 0.50 will be rounded up to the nearest whole common share.

Additionally, the exercise price per common share attributable to the warrants will be proportionately increased, such that the exercise price immediately following the Consolidation will equal the product of twenty five (25) multiplied by the exercise price per share immediately prior to the Consolidation. The number of shares immediately subject to the warrants, will equal after the Consolidation, 1/25th (0.04 or 4%) of the number of shares immediately prior to the Consolidation.

Attached to this Report as Exhibit 99.1 is a copy of the press release (furnished and not filed) dated July 31, 2023 titled “Brüush Oral Care Inc. Announces 1-for-25 Reverse Stock Split Effective Pre-Market Opening on August 1, 2023”.

Exhibit Index

Exhibit No.	Description
99.1	Brüush Oral Care Inc. Announces 1-for-25 Reverse Stock Split Effective Pre-Market Opening on August 1, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	July 31, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer